H. Carol Bernstein                                                                                                (630) 375-5461 Direct Telephone
Vice President, Secretary & General Counsel                                                  (630) 499-2644 Direct Facsimile
carol_bernstein@cabotcmp.com

January 5, 2011

VIA OVERNIGHT MAIL AND FACSIMILE

U. S. Securities and Exchange Commission
Washington, DC  20549
Attention:  Jay Mumford, Senior Attorney, Division of Corporation Finance

Re:           Cabot Microelectronics Corporation
Form 10-K for the fiscal year September 30, 2009
Filed November 24, 2009
File No. 000-30205
Mr. Brian Cascio Letter of December 17, 2010

Dear Mr. Mumford:

As we discussed during the week of December 20, Cabot Microelectronics Corporation (“we”, “Company”) is in receipt of Mr. Brian Cascio’s comment letter dated December 17, 2010 (“December Comment Letter”), in response to the Company’s Response of November 9, 2010 (“November Response”) to the SEC’s Comment Letter of October 26, 2010 (“October Comment Letter”), which resulted from the SEC’s original Comment Letter of August 31, 2010 (“August Comment Letter”) and our Response of October 4, 2010 (“October Response”). This is our response to the December Comment Letter.

First, we appreciate your taking the time to discuss the December Comment Letter with me, and to further understand our perspective on the issues raised therein, and in the August Comment Letter and October Comment Letter.  As agreed pursuant to our discussions, and as requested by the August Comment Letter (Comment #15), below we are providing the corresponding specific targets for our Fiscal Year 2009 Company Performance and Annual Incentive Program Performance Goals used to determine whether respective annual cash bonuses were earned.  Furthermore, we represent that for such historical information, we will provide such disclosure in future filings, as applicable; as discussed, we expect to file our 2011 Proxy Statement, which will include fiscal year 2010 information, within the next three weeks.

Item 11. Executive Compensation, page 78

Fiscal Year 2009 Company Performance and Annual Incentive Program Performance Goals and Corresponding Targets:

Earnings Per Share: $0.91
Earnings Before Interest and Taxes, as a percentage of Revenue: 8.4%
Gross Profit, as a percentage of Revenue: 45.3%
Revenue: $328.2M
Net Cash from Operations Less Capital Additions: $30.6M

The Company acknowledges that:

1.  the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2.  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter provides an adequate response to your comments and resolves this remaining issue.  Please do not hesitate to call me at (630) 375-5461 if you have any questions.

Thank you again for your time and consideration.

Sincerely,

/s/ H. Carol Bernstein

H. Carol Bernstein
Vice President, Secretary and General Counsel

cc:  Mr. Brian Cascio, via facsimile
      Ms. Kristin Lochhead, via facsimile